Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp. (Commission File No. 001-39993)

Commission File No. for the Related Registration Statement: 333-256591

Arqit Stronger simpler encryption July 2021

2 Disclaimer (1/2) The following presentation, the information communicated during any delivery of the presentation and any question and answer session and any other materials distributed at or in connection with the presentation (collectively, this “presentation”) has been prepared by Arqit Quantum Inc. (“Arqit”) and Centricus Acquisition Corp. (“Centricus”) in connection with a proposed business combination between Arqit and Centricus (the “Transaction”) and for no other purpose. This presentation may not be reproduced or distributed, in whole or in part. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate the Transaction. This presentation is not intended to form the basis of any investment decision and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by Arqit or Centricus or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between Arqit and Centricus and no responsibility or liability whatsoever is a ccepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Arqit and Centricus disclaim any duty to update the information contained in this presentation. Viewers of this presentation should each make their own evaluation of Centricus, Arqit and the Transaction and of the relevant and adequacy of the information contained herein and should make such other investigations as they deem necessary. Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Arqit’s and Centricus’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward - looking statements. These forward - looking statements include, without limitation, Arqit’s and Centricus’ expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction and the timing of the completion of the Transaction. These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Arqit’s and Centricus’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Arqit or Centricus following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the business combination and the private placement of common stock or due to failure to obtain approval of the stockholders of Centricus; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or comple te regular reviews required to complete the Transaction; (4) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (5) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profit ably, maintain relationships with customers and suppliers and retain its key employees; (6) costs related to the Transaction; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID - 19 pandemic: and (10) other risks and uncertainties indicated from time to time described in Centricus’ registration statement on Form S - 1, the proxy statement relating to the Transaction, including those under “Risk Factors” therein, and in Centricus’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Arqit and Centricus caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made. Neither Arqit nor Centricus undertakes or accepts any obligation to relea se publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Industry and Market Data In this presentation, Arqit and Centricus rely on and refer to publicly available information and statistics regarding market participants in the sectors in which Arqit competes and other industry data . Any comparison of Arqit to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Arqit . Arqit obtained this information and these statistics from third - party sources, including reports by market research firms and company filings . While Arqit believes such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information . Neither Arqit nor Centricus has independently verified the information provided by the third - party sources . Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or © symbols, but Arqit and Centricus will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

3 Disclaimer (2/2) Use of Projections This presentation also contains certain financial forecasts, including projected revenue, gross profit, EBITDA and unlevered free cash flow (“uFCF”) for Arqit’s fiscal years 2021 through 2025. Neither Centricus’ nor Arqit’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation, These projections are for illustrative purposes only and should not be relied upon as being necessarily indicat ive of future results. In this presentation, certain of the above - mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that co uld cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Centricus’ or Arqit’s control. Additionally, the projections are based on current bu siness plans and if new business plans are developed and/or implemented there is no assurance that the projections presented herein will be applicable. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined comp any after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any perso n that the results contained in the prospective financial information will be achieved. Use of Non - GAAP Financial Measures This presentation includes certain projections of non - GAAP financial measures, such as EBITDA (and related measures), and certain ratios and other metrics derived therefrom. Arqit believes that these non - GAAP measures are useful to investors for two principal reasons: 1) these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance: and 2) these measures are used by Arqit’s management and board of directors to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of Arqit and the combined company to its competition. Arqit believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are sign ificant in understanding and assessing Arqit’s financial results. Therefore, these non - GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Due to the forward - looking nature of these non - GAAP financial measures, a reconciliation of non - GAAP financial measures in this presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Arqit is unable to predict with reasonable certainty the amount or timing of non - GAAP adjustments that are used to calculate these forward - looking non - GAAP financial measures. The non - GAAP financial measures included in this presentation may not be comparable to similarly - titled measures presented by other companies. Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Certain other amounts that appear in this presentation may not sum due to rounding. Additional Information Arqit has filed a proxy statement / prospectus with the SEC on Form F - 4 relating to the Transaction, which will be mailed to Centricus’ shareholders once definitive. This presentation does not contain all the information that should be considered concerning the Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Centricus’ shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and the amendments thereto and the proxy statement / prospectus and other documents filed in connection with the Transaction, as these materials will contain important information about Arqit, Centricus, and the Transaction. When available, the proxy statement / prospectus and other relevant materials for the Transaction will be mailed to shareholders of Centricus as of a record date to be established for voting on the Transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Arqit at 3 More London, London SE1 2RE or to Centricus at Centricus Acquisition Corp., Boundary Hall, Cricket Square, PO Box 1093, Grand Cayman KY1 - 1102, Cayman Islands. Participants in the Solicitation Centricus and its directors and executive officers may be deemed participants in the solicitation of proxies from Centricus’ shareholders with respect to the Transaction. A list of the names of those directors and executive officers and a description of their interests in Centricus is contained in Centricus’ Registration Statement on Form S - 1, as effective on February 3, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Centricus at Centricus Acquisition Corp., Boundary Hall, Cricket Square, PO Box 1093, Grand Cayman KY1 - 1102, Cayman Islands. Additional information regarding the interests of such participants will be contained in the proxy statement / prospectus for the Transaction when available. Arqit and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Centricus in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the proxy statement / prospectus for the Transaction when available.

4 Today’s presenters David Williams CEO and Founder, Arqit ▪ Former CEO & co - founder of Avanti plc ▪ Former TMT Banker ▪ Queens Award for Exports 2016 Garth Ritchie CEO, Centricus Acquisition Corp ▪ Former Head of Investment Bank for Deutsche Bank and Member of Management Board ▪ Joined Centricus in June 2020 ▪ Over 25 years of experience in banking and finance

Centricus Acquisition Corporation overview

Business at a glance

- Centricus Acquisition Corporation (NASDAQ: CENHU) is a Nasdaq-listed blank check company led by former executives at Silversea Cruises and Centricus
- This entity was formed by Centricus and Heritage Group:
  - HERITAGE: Monaco-based private equity group with a core focus / expertise on travel and leisure, technology as well as medical / BioTech companies
  - CENTRICUS: London-based global investment firm, overseeing $30bn of assets and targeting returns in four core sectors: Financial services, Technology, Infrastructure and CMES[1]
- In February 2021, the company priced an upsized IPO worth $345m by offering 34.5m units at $10.00 per unit

Well defined acquisition criteria

- ✓ Defensible market position in large / growing markets
- ✓ Compelling upside unlocked through their operational expertise
- ✓ Forefront of shifting technological and consumer landscapes
- ✓ Ranging from $1bn – 3bn in transaction value

Highly experienced management



Manfredi Lefebvre d'Ovidio
Chairman

Chairman of Heritage Group, and also Executive Chairman from 2001 to 2020 for Silversea Cruises, expanding the company from a cruise line with three vessels to covering over 900 destinations globally



Cristina Levis
CFO, CIO, Secretary

Appointed CIO of Heritage Group in 2019, serving as the Managing Director of Silversea Expeditions, Vice Chairman of Abercrombie & Kent, and Chairman of Bucksense



Garth Ritchie
CEO

Over 25 years of experience in banking and finance, most recently as the Head of Investment Bank for Deutsche Bank until July 2019, and member of the Board from January 2016. Joined Centricus in June 2020



Nicholas Taylor
Board of Directors

Independent director with Altair Partners Limited since May 2018. From October 1994 to June 2017, Nicholas Taylor served at Ashburton Investments, initially as Finance Director before becoming CFO and COO

[1] Consumer, Media, Entertainment and Sports; *Source: Company information*

5

V i sion Our mission is to use our world leading quantum encryption platform to keep safe the data of our governments, enterprises and citizens. 6

Problem: legacy encryption is obsolete 7 ▪ PKI was designed decades ago ▪ It was never intended to protect our hyper connected world ▪ It has many vulnerabilities in its implementation for attackers to exploit ▪ Quantum computers will soon compromise the mathematics at the heart of PKI ▪ The world is being urged to create and adopt new protections ▪ The efforts to make PKI more resistant to quantum attack are temporary, and pose grave problems in usability

8 Solution: A new way to distribute symmetric encryption keys Symmetric keys are the solution Long random number cannot be broken by computers Used with physical couriers for decades Previously not possible to distribute them electronically with adequate security Arqit transformational innovation A completely new way to create and distribute unbreakable symmetric keys Simple to implement The keys are used in a global standard algorithm that is already widely used called AES256 Suitable for hyper scale Software, fulfilled from the cloud, automatically creates keys in infinite volumes at minimal cost. Solves the problem for every connected device in the world

Transatlantic leadership in cloud encryption



David Williams
CEO & Founder

Former CEO & Co-Founder, Avanti plc. TMT Banker. Queens Award for Exports 2016



David Bestwick
CTO & Founder

Former CTO, Avanti plc. Marconi engineer. Astrophysicist. Royal Aeronautical Society medal winner



Nick Pointon
CFO

Former CFO, Privitar. Ex VP Finance, King Digital. KPMG ACA



Air Vice Marshal Rocky Rochelle CB
COO

Air Vice Marshal RAF Capability, highly decorated aviator & military leader



Dr Daniel Shiu
Chief Cryptographer

Former Head of Mathematics & National Technical Authority for Cryptographic Design & Quantum Information Processing, GCHQ



Dr Geoffrey Taylor, CB
Co-Founder, Adviser

Formerly 22 Years a Main Board Director at GCHQ. PhD in Quantum Molecular Dynamics



Daryl Burns
Inventor, Consultant

Former Chief of Research and Innovation, GCHQ and the Deputy Chief Scientific Advisor for National Security



Sir Iain Lobban
Adviser

Former Chief Executive, GCHQ



Dr Taher Elgamal
Director, Arqit Ltd

Inventor of SSL, Security CTO Sales Force, Operating Partner, Evolution Equity Partners



Gen Seve Wilson
Director, Arqit Inc

Former four-star Vice Chief of Staff of the US Air Force. Retired 2020



General VeraLinn Jamieson
Director, Arqit Inc

Former Deputy Chief of Staff for Intelligence, Surveillance, Reconnaissance, and Cyber Effects Operations, U.S. Air Force



David Webb
Chief Engineer

Former Engineering Director, McAfee UK Enterprise Data Protection



Dr Alison Vincent
Adviser

Former Group CISO, HSBC & CTO, Cisco. PhD Cryptography. Fellow Royal Academy of Engineering



Dr Barry Childe
Chief Innovation officer

44 years' experience since winning the IBM prize aged 13 specialising in High Performance Computing



Paul Feenan
Chief Revenue Officer

Former Director, Jumo World and Avanti Government Services. British Army Officer who led the UK's Counter Terrorism Planning for 2012 Olympic Games



Stephen Holmes
Chief Product Officer

Formerly of IBM and Hewlett Packard. PhD in Post Quantum Cryptography

9

What does the product do?

- Quantum satellites will put the root source of symmetric key data into global data centres to form the QuantumCloud™
- In our network today, the role of satellites is emulated in data centres, which is very secure. But, targeted for 2023, we intend to launch two quantum satellites and for the network to become fully quantum safe end to end
- Devices like phones, servers or cars want to communicate together
- They both send information about their own key to the QuantumCloud™
- That information is transformed and returned to both
- The devices can now create a NEW shared symmetric key
- They use that key inside an AES256 algorithm to securely share information over the internet
- These keys are computationally secure and can never be known by a third party



QuantumCloud™
BOB
ALICE

A moat of 1,435 patent claims

Tech Stack

Today | 2023

Infrastructure


Terrestrial
Quantum Key
Generation

End Point Software


QuantumCloud™

Customer end points with QuantumCloud™ incorporated into their own applications

Innovation

1. Arqit solved the global vs trustless problem for satellite QKD with ARQ19, a transformational quantum algorithm
2. Quantum information cannot be stolen. ARQ19 makes its use feasible
3. With 2 small satellites, we will put identical sets of "root source" keys into every data centre
4. QuantumCloud™ uses root source keys to moderate end point "key creation process"
5. End point Keys are "One Time" - created in the moment of need, then discarded
6. End point software is < 200 lines of code so will run on the smallest of devices
7. This "DSCC" process is itself a new class of cryptography

11

Commercial strategy - scalable business model 12 Product • Software is downloaded by customers and used automatically • Software API calls for keys to be created when needed, which triggers billing Distribution • Channel partners resell the service – strategy to get early traction • Any customer globally can buy direct and use in the cloud. A web fulfilled hyperscale strategy Customers • Initial focus on Defence, Telecoms, Financial Services, Automation • Ultimately every global device is a target - smart phone, IoT sensor, car, plane, cloud machine. Pricing • Service price based on metered API calls for key creation • Defence customers buy a private instance service for fixed price per annum Cost structure and margin profile • Low variable cost • Low capex – two satellites will deliver 2 quadrillion keys per annum

Large and growing information security and risk management market


Arqit plays into every subsegment
$194.3bn
CAGR 2019-2024: 9.1%
$125.8bn
6.2
58.3
13.1
4.2
15.8
9.7
2.8
7.9
90.5
20.1
6.8
35.1
19.0
4.7
2019
2024
Consumer Security Software
Security Services
Other Information Security Software
Network Security Equipment
Integrated Risk Management
Infrastructure Protection
Identity Access Management
Data Security
Cloud Security
Application Security

Note: Calculations performed by Arqit Limited, charts/graphics created by Arqit Limited based on Gartner research.

Source: Gartner, Inc., Forecast: Total Global Information Security and Risk Management End User Spending by Subsegment, Billions of US Dollars. 2019-2024 (Information Security and Risk Management, Worldwide, 2018-2024, 4Q20 Update), Krishnendu Bal, Rustam Malik, Christian Canales, Ruggero Contu, Lawrence Pingree, Elizabeth Kim, John A. Wheeler, Mark Driver, Nat Smith, Swati Rakheja, 22 Dec 2020. All statements in this report attributable to Gartner represent Arqit Limited's interpretation of data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner, Inc., and have not been reviewed by Gartner. Each Gartner publication speaks as of its original publication date (and not as of the date of this [presentation/report]). The opinions expressed in Gartner publications are not representations of fact and are subject to change without notice.

13

Early distribution strategy backed by blue-chip partners

Tech applies to every vertical in the World, but early Customers secured in key vertical markets

Telco	Defence	Financial Services	Automation
BT verizon JUNIPER NETWORKS	Government of UK Sumitomo Corporation NORTHROP GRUMMAN	Major payment network DENTONS	BP NEOM
Making fixed and 5G networks end to end secure.	Securing the future battlespace.	Global payment networks. Identity. Blockchain.	Connected cars. Smart cities.

Note: Existing customers and contracts under negotiation

14

Material backlog and pipeline already secured

Executed contracts for project or annual recurring revenues	Contracts for annual recurring revenues under negotiation	Framework contracts for technology pilots signed or in or in advanced negotiation	Other business development pipeline
~$130m	~$110m	~$140m	~$740m


ARQIT
Government of UK
BT
Sumitomo Corporation
esa
DENTONS
Government of UK
Major payment network
verizon
NORTHROP GRUMMAN
BP

~$1.1 billion of backlog and pipeline

Represents a very small proportion of the target market for the Platform-as-a-Service, but provides a good start

Note: These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Terms for contracts under negotiation are subject to modification or may not be finalised. Backlog and pipeline reflects both existing contractual commitments, as well as initial revenue indications from potential customers that have not been contractually committed. Actual sales may differ materially from projected volume.

15

16 Monetisa t ion There are three different ways for customers to pay Arqit for the QuantumCloud TM : ▪ A distributor (like a national telco) sells to large enterprises and government departments and pays Arqit net of its margin – operating now ▪ A defence customer buys a “private instance” from Arqit directly – operating now ▪ A SME buys in the cloud from Arqit directly – cloud fulfilment strategy for Q4 2021

ARQIT

Typical Customer 1 – The Master Distributor

Distributors deliver early go-to-market wins

- Distributors want early exclusive advantage
- We offer quasi territorial or sectoral exclusivity
- In return, a binding revenue commitment over five years
- When they sell more than the minimum they pay more
- They are obliged to sell to sub-distributors
- We retain right to sell direct

Value proposition

- We publish a retail price
- The distributor pays 60% of retail
- Targeting a master distributor in each major target economy

Conclusions

- Two blue chips signed this deal already and have begun the distribution process
- Minimum revenue targets are not challenging
- Telcos will *also* consume the QuantumCloud™ inside their own network
- Material upside in this strategy

Typical Distributor Revenue Commitment & End Customers Required to Fill It

	A Typical Minimum Revenue Commitment (US$)	# of Enterprise Customers Required to Fill Commitment
Year 1	$0.7m	1.6
Year 2	$2.2m	5
Year 3	$6.9m	14
Year 4	$13.1m	23
Year 5	$20.9m	34

Assumptions
£500 per End Point per Annum, Average Number of End Points: 1.2k
40% Wholesale Discount

A typical Tier 2 telco will have approximately 1 million enterprise & public sector customers

Signing 34 enterprise customers in 5 years is a trivial <1% of a Tier 2 telco's typical customer base

Note: This example is for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Terms for contracts under negotiation are subject to modification or may not be finalised. Actual sales may differ materially from projected volume.

17

ARQIT

Typical Customer 2 – Federated Quantum System

Identifying major revenue sources early on

- Defence users are early adopters
- There is currently NO COMPETITOR to Arqit
- Governments WANT the Arqit tech
- BUT they want a private instance
  - They want to control physical security of infra from kinetic attack
  - They want independence from Arqit's long-term ownership
- So we created FQS which gives them all that PLUS more
- A turnkey platform including satellite, optical ground receivers, QuantumCloud™ software
- Commissioning support and training and 2nd line support
- Interoperability with and back up from other allied FQS customers

- One FQS private instance is expected to deliver minimum $19m net revenue per annum
- Revenues scale as usage requires more satellites
- We initially target 12 closely allied countries

Note: This example is for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Terms for contracts under negotiation are subject to modification or may not be finalised. Actual sales may differ materially from projected volume.

18

19 Since the Business Combination Agreement Announcement: Patents Filed claims increased 30% to 1,435 (1,098) Product QuantumCloud TM Release version 1.0 has been launched live to customers New Customer Contracts Announced Northrop Grumman, Leonardo, Honeywell, Dentons

Financial and Transaction Overview

21 Strong growth, high profitability, exceptional cash generation Substantial revenue growth First mover advantage results in capturing the quantum encryption market which is in its nascent stage Strong pipeline and backlog $1.1bn+ pipeline with $130m contracted revenue with government and blue - chip customers High EBITDA margins Minimal operating expenses and operational leverage expected to result in c.70% margins Attractive free cash flow Minimal capex requirements results in strong cash conversion and low short term cash burn Note: Metrics that are considered non - GAAP financial measures are presented on a non - GAAP basis without reconciliation of such forward - looking non - GAAP measures. For more information around non - GAAP financial measures, see slide 3; These projections are for illustrative purposes only and should not be relied upon as being necessaril y indicative of future results; Backlog and pipeline reflects both existing contractual commitments, as well as initial revenue indications from potential customers that have not been contractually committed. Actual sales may differ materially from projected volume.

22 Financial projections highlights Dec - YE, $m 2021E 2022E 2023E 2024E 2025E QuantumCloud TM 4 16 148 400 660 Project revenues 11 16 5 2 - Total revenue 14 32 153 402 660 % growth 125% 371% 163% 64% Total COGS (5) (9) (13) (23) (51) Gross profit 10 24 140 378 609 % margin 66% 72% 91% 94% 92% ( - ) R&D expense (4) (5) (21) (28) (37) ( - ) Sales & Marketing expense (6) (9) (22) (44) (73) ( - ) G&A expense (5) (7) (15) (18) (22) EBITDA (6) 3 82 288 477 % margin (39%) 9% 53% 72% 72% ( - ) CapEx (a) (26) (24) (21) (1) 1 ( - ) Change in NWC 7 - - - - ( - ) Tax expense - - - (64) (111) uFCF (25) (21) 60 223 367 % revenue n /m n/m 39% 55% 56% % cash conversion n /m n/m 74% 77% 77% Note: Metrics that are considered non - GAAP financial measures are presented on a non - GAAP basis without reconciliation of such forward - looking non - GAAP measures. For more information around non - GAAP financial measures, see slide 3. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. (a) Currently includes R&D contract revenues, subject to future contract terminology these projects may be accounted for as “Grants” or as credits to capex

ARQIT

Detailed transaction overview

CENTRICUS

Sources & Uses

($ in millions)

Sources		
Existing Arqit shareholders rollover equity	$900	64%
SPAC Cash in Trust	345	25%
Additional PIPE Equity	71	5%
Founder Shares rollover equity	86	6%
Total Sources	**$1,402**	**100%**

Uses	Amount	%
Existing Arqit shareholders rollover equity	$900	64%
Cash to Balance Sheet	376	27%
Founder Shares rollover equity	86	6%
Fees and expenses[(a)]	40	3%
Total Uses	**$1,402**	**100%**

Pro Forma Capitalization

($ in millions, except share price)

Proforma Valuation	
PF shares outstanding (millions)	140.2
Share Price	$10.00
PF Equity Value	**$1,402**
(-) Assumed PF Net Cash	376
PF Enterprise Value to Market	**$1,026**

Pro Forma Ownership Split[(b)]



PIPE 5%
Founder 6%
SPAC 25%
Existing Arqit shareholders 64%

Note: Excludes aggregate impact of any new or existing Arqit shareholder options and public and private warrants attached to Centricus Acquisition Corp. at an exercise price of $11.50 per share; assumes no redemption of shares from the public shareholders of Centricus Acquisition Corp. Also excludes earn-out of $100m in newly issued shares if within 3 years after the closing of the transaction, the share price exceeds $12.50 for 20 trading days out of a 30 trading day period

(a) Estimated transaction fee of up to $40m, exact value to be finalised. Additional estimated stamp duty to be funded from primary proceeds post transaction

(b) Illustrative $10 share price, assuming 0% redemption rate on the SPAC shares

23

Defining the peer group for Arqit 24 x First movers in new categories x Similar high growth profile Capital intensive unlike Arqit Not as profitable in near term as Arqit Recent SPAC transactions Established security x Security software end market Mature / relatively low growth Government tech x Similar end customers i.e. government Higher proportion of hardware (for AXON) High growth security and infrastructure x Disruptive platform and technology x Similar growth profile Do not own a combination of critical infrastructure and end point security as Arqit

107 . 7% 142 . 1% 23 . 6% 30 . 2% 14 . 6 % Arqit benchmarks well against peers across all financial metrics 25 Revenue growth Gross margin uFCF margin High growth security and infrastructure (c) Government tech (b) Recent SPAC t ran s a ctio n s (a) Est ab lis he d security (d) High growth security and infrastructure (c) Government tech (b) Recent SPAC t ran s a ctio n s (a) Est ab lis he d security (d) High growth security and infrastructure (c) Government tech (b) Recent SPAC t ran s a ctio n s (a) Est ab lis he d security (d) CAGR 2023 - 2025E CAGR 2021 - 2023E 2025E 2022E 2025E 2022E Note: Metrics that are considered non - GAAP financial measures are presented on a non - GAAP basis without reconciliation of such forward - looking non - GAAP measures. For more information around non - GAAP financial measures, see slide 3. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicati ve of future results. (a) Includes Luminar, Quantum Scape, Charge Point, AST, Blacksky, Momentus, Virgin Galactic,. Aeva, Velodyne, Otonomo, Astra (b) Includes Palantir, Axon; (c) Includes Okta, Crowdstrike, Scaler, Cloudflare, Jfrog, Atlassian, Datadog, Snow; (d) Includes Qualys, Cyberark, Checkpiont, Palo Alto, Fortinet Publicly available market data as of Mar - 21 92 . 2% 60 . 5% 71.5% 78.5% 80 . 3% 55 . 6% 41 . 0% 11 . 4% 11 . 2% 34 . 8%

Valuation benchmarking


EV / Revenue
2025E
2022E
2.9x
20.1x
24.6x
7.9x
Recent SPAC transactions[(a)]
Government tech[(b)]
High growth security and infrastructure[(c)]
Established security[(d)]
EV / EBITDA
2025E
2022E
9.9x
85.6x
215.6x
26.3x
Recent SPAC transactions[(a)]
Government tech[(b)]
High growth security and infrastructure[(c)]
Established security[(d)]
EV / uFCF
2025E
2022E
5.7x
177.3x
187.5x
22.6x
Recent SPAC transactions[(a)]
Government tech[(b)]
High growth security and infrastructure[(c)]
Established security[(d)]

Note: Metrics that are considered non-GAAP financial measures are presented on a non-GAAP basis without reconciliation of such forward-looking non-GAAP measures. For more information around non-GAAP financial measures, see slide 3. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.
(a) Includes Luminar, Quantum Scape, Charge Point, AST, Blacksky, Momentus, Virgin Galactic,. Aeva, Velodyne, Otonomo, Astra (b) Includes Palantir, Axon; (c) Includes Okta, Crowdstrike, Scaler, Cloudflare, Jfrog, Atlassian, Datadog, Snow; (d) Includes Qualys, Cyberark, Checkpiont, Palo Alto, Fortinet
Publicly available market data as of Mar-21

26

Transaction represents an attractive valuation to peers



$11,574
$8,271
Discounted back 4 years at 20% discount rate
$5,582
$3,989
90% discount
79% discount
$1,026
Based on a blended valuation approach using Revenue, EBITDA and uFCF multiples of peers
Implied future Enterprise value
Implied current enterprise value
Pro forma Enterprise Value
2025E financials
Revenue: $660m
EBITDA: $477m
uFCF: $367m

Summary of approach

- 2025E projected financials-based valuation is appropriate given Arqit's significant revenue growth and confidence in the ramp to steady-state EBITDA margins of ~70%
- The applied range of multiples are centered around the average of Arqit's expected long-term peer group (Established security) with 12-17x Revenue multiple[(a)], 20-30x EBITDA multiple and 20-25x uFCF multiple range applied
- The implied future enterprise value is discounted back four years at a 20% discount rate to arrive at an implied current enterprise value
- The deal is priced at a substantial further discount to the implied current enterprise value (>70%)

Note: Metrics that are considered non-GAAP financial measures are presented on a non-GAAP basis without reconciliation of such forward-looking non-GAAP measures. For more information around non-GAAP financial measures, see slide 3. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

(a) Premium to established security peers to reflect higher revenue growth profile of Arqit

27

Highly attractive investment thesis for Arqit

1 > **At the intersection of key secular megatrends powering the fourth industrial revolution**
Cybersecurity, space, quantum technology, robotics, mobility, and AI

2 > **Ready for market**
Product launch in July 2021

3 > **Large, growing and underpenetrated TAM**
Information security market, vertical application markets in enterprise and defence

4 > **First mover in quantum encryption security validated by leading enterprises and governments**
First ever method for end point creation of trustless symmetric keys

5 > **$1bn business pipeline with powerful go-to-market strategy**
Initial customer base comprises blue chip customers and government contracts

6 > **Attractive financial profile combining scale, growth and profitability**
High revenue growth backed by scalable business model with high operating leverage

7 > **Visionary management team / investors**
Team with track record of innovation, operational excellence and execution

Note: These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results; Backlog and pipeline reflects both existing contractual commitments, as well as initial revenue indications from potential customers that have not been contractually committed. Actual sales may differ materially from projected volume.

28

Additional Materials Benchmarking

Operational benchmarking



Revenue Growth
CAGR 2023-2025E
Median: 142%
108%
807% 507% 281% 243% 160% 142% 142% 81% 66% 56% 54%
CAGR 2021-2023E
Median: 24%
29% 18%
Median: 30%
60% 32% 31% 31% 29% 29% 28% 25%
Median: 15%
19% 15% 15% 10% 3%
Gross margin
2025E
CY25 Median: 60%
92%
80% 71% 70% 63% 63% 60% 58% 41% 34% 31% na
2022E
CY22E Median: 72%
82% 61%
CY22E Median: 79%
85% 82% 79% 79% 78% 78% 77% 69%
CY22E Median: 80%
90% 82% 80% 79% 75%
uFCF margin
2025E
CY25 Median: 41%
56%
98% 63% 45% 41% 39% 38% na na na nm nm
2022E
CY22E Median: 11%
11% 11%
CY22E Median: 11%
30% 22% 19% 11% 10% 10% 3% nm
CY22E Median: 35%
50% 35% 35% 32% 7%
Recent SPAC transactions
Government tech
High growth security and infrastructure
Established security

Note: Metrics that are considered non-GAAP financial measures are presented on a non-GAAP basis without reconciliation of such forward-looking non-GAAP measures. For more information around non-GAAP financial measures, see slide 3. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

(a) Based on L2Y average as broker consensus for FY23E not available

(b) 26/27E financials as 24/25E estimates not available

(c) 22/23E financials as 24/25E estimates not available

(d) 23/24E financials as 24/25E estimates not available

Publicly available market data as of Mar-21

30

Valuation benchmarking



EV / Revenue
2025E
CY25 Median: 2.9x
28.8x
11.8x
6.4x
4.6x
3.2x
2.9x
2.2x
2.0x
1.9x
1.0x
0.7x
2022E
CY22E Median: 20.1x
29.5x
10.7x
Palantir
AXON
CY22E Median: 24.6x
43.0x
27.8x
27.6x
26.7x
22.4x
22.2x
22.1x
17.9x
okta
CY22E Median: 7.9x
9.2x
8.2x
7.9x
6.2x
6.1x
EV / EBITDA
2025E
CY25 Median: 9.9x
620.4x
36.6x
27.1x
25.5x
13.2x
9.9x
8.0x
5.4x
4.1x
1.6x
0.7x
2022E
CY22E Median: 85.6x
114.1x
57.1x
Palantir
AXON
CY22E Median: 215.6x
937.2x
373.5x
244.2x
215.6x
194.4x
165.3x
93.0x
nm
okta
CY22E Median: 26.3x
144.5x
26.4x
26.3x
19.9x
12.6x
EV / uFCF
2025E
CY25 Median: 5.7x
28.9x
19.0x
8.1x
5.7x
4.2x
1.6x
0.7x
na
na
nm
nm
2022E
CY22E Median: 177.3x
260.8x
93.9x
Palantir
AXON
CY22E Median: 187.5x
4180.5x
1570.7x
223.4x
200.2x
174.9x
143.5x
121.4x
74.5x
okta
CY22E Median: 22.6x
129.6x
23.7x
22.6x
19.7x
12.2x
Recent SPAC transactions
Government tech
High growth security and infrastructure
Established security

Note: Metrics that are considered non-GAAP financial measures are presented on a non-GAAP basis without reconciliation of such forward-looking non-GAAP measures. For more information around non-GAAP financial measures, see slide 3. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.
(a) Based on L2Y average as broker consensus for FY23E not available
(b) 26/27E financials as 24/25E estimates not available
(c) 22/23E financials as 24/25E estimates not available
(d) 23/24E financials as 24/25E estimates not available
Publicly available market data as of Mar-21

31